EXHIBIT 99.1
                                                                  ------------

                           PRECISION DRILLING TRUST

8

CONSOLIDATED BALANCE SHEETS (UNAUDITED)


(STATED IN THOUSANDS OF CANADIAN DOLLARS)                        MARCH 31, 2006   December 31, 2005
----------------------------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash and cash equivalents                                      $          -       $           -
    Accounts receivable                                                 597,129             500,655
       Inventory                                                          7,796               7,035
----------------------------------------------------------------------------------------------------
                                                                        604,925             507,690
Property, plant and equipment, net of accumulated depreciation          959,889             943,900
Intangibles, net of accumulated amortization                                443                 465
Goodwill                                                                266,827             266,827
----------------------------------------------------------------------------------------------------
                                                                   $  1,832,084       $   1,718,882
====================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                              $     13,822       $      20,468
     Accounts payable and accrued liabilities                           160,386             134,303
       Income taxes payable                                               9,146             163,530
       Distributions payable                                             33,875              36,635
----------------------------------------------------------------------------------------------------
                                                                        217,229             354,936
Long-term debt                                                          224,602              96,838
Future income taxes                                                     193,102             192,517
Unitholders' equity:
    Unitholders' capital                                              1,377,875           1,377,875
    Deficit                                                            (180,724)           (303,284)
    ------------------------------------------------------------------------------------------------
                                                                      1,197,151           1,074,591

----------------------------------------------------------------------------------------------------
                                                                   $  1,832,084       $   1,718,882
====================================================================================================
Trust units outstanding (000's)                                         125,461             125,461

                         FIRST QUARTER INTERIM REPORT

           CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

                                                                   (UNAUDITED)


(STATED IN THOUSANDS OF CANADIAN DOLLARS,                           THREE MONTHS ENDED MARCH 31,
EXCEPT PER UNIT/SHARE AMOUNTS)                                            2006              2005
-------------------------------------------------------------------------------------------------
      Revenue                                                      $   536,408      $    383,407
      Expenses:
          Operating                                                    242,653           189,533
          General and administrative                                    22,891            19,794
          Depreciation and amortization                                 24,900            21,369
             Foreign exchange                                               55              (309)
-------------------------------------------------------------------------------------------------
                                                                       290,499           230,387
-------------------------------------------------------------------------------------------------

      Operating earnings                                               245,909           153,020
      Interest expense                                                   2,777            11,539
-------------------------------------------------------------------------------------------------
      Earnings from continuing operations before income taxes          243,132           141,481
      Income taxes:
          Current                                                       18,364            44,025
             Future                                                        585             9,175
-------------------------------------------------------------------------------------------------
                                                                        18,949            53,200
-------------------------------------------------------------------------------------------------

      Earnings from continuing operations                              224,183            88,281
      Discontinued operations, net of tax                                    -            50,237
-------------------------------------------------------------------------------------------------
      Net earnings                                                     224,183           138,518
      Retained earnings (deficit), beginning of period                (303,284)        1,041,683
      Distributions                                                   (101,623)                -
-------------------------------------------------------------------------------------------------

      Retained earnings (deficit), end of period                   $  (180,724)      $ 1,180,201
=================================================================================================
      Earnings per unit/share from continuing operations:
          Basic                                                    $      1.79       $      0.72
          Diluted                                                  $      1.79       $      0.71
=================================================================================================
      Earnings per unit/share:
          Basic                                                    $      1.79       $      1.13
          Diluted                                                  $      1.79       $      1.11
=================================================================================================

Trust units/shares outstanding (000's)                                 125,461           122,660
Weighted average units/shares outstanding (000's)                      125,461           122,314
Diluted units/shares outstanding (000's)                               125,461           124,876

                           PRECISION DRILLING TRUST

10

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                        THREE MONTHS ENDED MARCH 31,
(STATED IN THOUSANDS OF CANADIAN DOLLARS)                                         2006          2005
-----------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations                                      $ 224,183     $  88,281
    Items not affecting cash:
      Depreciation and amortization                                             24,900        21,369
      Stock-based compensation                                                       -         2,780
      Future income taxes                                                          585         9,175
      Amortization of deferred financing costs                                       -           459
      Unrealized foreign exchange gain on long-term monetary items                   -            11
    Changes in non-cash working capital balances                              (203,476)      (30,313)
-----------------------------------------------------------------------------------------------------
                                                                                46,192        91,762

Discontinued operations:
    Funds provided by discontinued operations (Note 4)                               -        82,914
    Changes in non-cash working capital balances of discontinued
        operations                                                                   -       (77,144)
-----------------------------------------------------------------------------------------------------
                                                                                     -         5,770

Investments:
    Purchase of property, plant and equipment                                  (49,031)      (30,105)
    Purchase of intangibles                                                          -           (20)
    Proceeds on sale of property, plant and equipment                            8,164         2,939
    Purchase of property, plant and equipment of discontinued operations             -       (42,855)
    Proceeds on sale of property, plant and equipment of discontinued
       operations                                                                    -         5,573
-----------------------------------------------------------------------------------------------------
                                                                               (40,867)      (64,468)

Financing:
    Increase in long-term debt                                                 127,764             -
    Repayment of long-term debt                                                      -            (4)
    Distributions                                                             (104,383)            -
    Issuance of common shares on exercise of options                                 -        22,491
     Changes in non-cash working capital balances                              (22,060)            -
     Change in bank indebtedness                                                (6,646)            -
-----------------------------------------------------------------------------------------------------
                                                                                (5,325)       22,487
-----------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                                -        55,551
Cash and cash equivalents, beginning of period                                       -       122,012
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                     $       -     $ 177,563
=====================================================================================================

                         FIRST QUARTER INTERIM REPORT

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                     (TABULAR AMOUNTS STATED IN THOUSANDS OF CANADIAN DOLLARS)



1.   BASIS OF PRESENTATION

     These interim financial statements for Precision Drilling Trust (the "Trust" or "Precision") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2005. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2005.

2.   SEASONALITY OF OPERATIONS

     The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust's slowest time.

3.   INCOME TAXES

     The Trust incurs taxes to the extent that there are federal large corporation and certain provincial capital taxes, as well as income taxes on the taxable income of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the underlying subsidiaries' assets and liabilities.

                           PRECISION DRILLING TRUST

12

     The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference as at March 31 is as follows:

                                                                                       2006         2005
---------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                           $ 243,132    $ 141,481
Income tax rate                                                                         34%          36%
---------------------------------------------------------------------------------------------------------
Expected income tax provision                                                     $  82,665    $  50,933
Add (deduct):
    Non-deductible expenses                                                             266          842
   Non-deductible stock-based compensation                                                -        1,210
   Income to be distributed to unitholders, not subject to tax in the Trust         (64,968)           -
   Utilization of losses and surcharge credits                                            -           28
   Large corporation tax                                                                714            -
   Other                                                                                272          187
---------------------------------------------------------------------------------------------------------
                                                                                  $  18,949    $  53,200
=========================================================================================================
Effective income tax rate                                                                8%          38%


4.   DISPOSAL OF DISCONTINUED OPERATIONS

     On August 31, 2005, Precision sold its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. for proceeds of approximately $1.13 billion cash and 26 million common shares of Weatherford International Ltd., valued at $2.1 billion. In addition, on September 13, 2005 and effective August 31, 2005, Precision completed the sale of its industrial plant maintenance business carried on by CEDA to Borealis Investments Inc., an investment entity of the Ontario Municipal Employees Retirement System for proceeds of approximately $274.0 million. Included in the CEDA proceeds was $26.8 million for the purchase of CASCA Electric Ltd. and CASCATech Inc., a transaction undertaken by CEDA on July 29, 2005. The Energy Services,
International Contract Drilling and CEDA assets were included in the Energy Services, Contract Drilling and Rental and Production segments respectively and were disposed in accordance with an extensive process undertaken by Precision's board of directors to investigate avenues of value creation for Precision's shareholders. The proceeds received in both transactions are subject to adjustment based on changes in working capital and net property, plant and equipment from December 31, 2004 to the effective date of the disposal. An estimate has been recorded for these adjustments, however, the final amount is to be agreed upon by the parties to the purchase and sale agreements and such final amount could differ from the amount recorded.

     Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations for the three months ended March 31, 2005:

                         FIRST QUARTER INTERIM REPORT


                                                                            13


------------------------------------------------------------------------------
Revenue
     Energy services                                            $    281,725
     International contract drilling                                  72,712
     Production services                                              54,032
------------------------------------------------------------------------------
                                                                $    408,469
------------------------------------------------------------------------------
Results of operations before income taxes
     Energy services                                            $     55,764
     International contract drilling                                  13,069
     Production services                                               6,714
     Other                                                            (4,535)
------------------------------------------------------------------------------
                                                                      71,012
Income tax expense                                                    20,775
------------------------------------------------------------------------------
Discontinued operations                                         $     50,237
==============================================================================


     The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) discontinued operations for the three months ended March 31, 2005:

------------------------------------------------------------------------------
Net earnings of discontinued operations                         $     50,237
Items not affecting cash:
    Stock-based compensation                                           2,095
    Depreciation and amortization                                     35,367
    Future income taxes                                               (5,689)
    Unrealized foreign exchange loss on long-term monetary items         904
------------------------------------------------------------------------------
Funds provided by discontinued operations                             82,914
==============================================================================


5.   SEGMENTED INFORMATION

     The Trust operates in Canada through two business segments: Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services as well as the manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, and oilfield equipment rental.


                                          Contract  Completion &
                                          Drilling    Production     Corporate  Inter-segment
THREE MONTHS ENDED MARCH 31, 2006         Services      Services       & Other   Eliminations          Total
-------------------------------------------------------------------------------------------------------------
Revenue                                 $  384,162    $  156,638    $        -     $   (4,392)    $  536,408
Operating earnings                         193,683        63,787       (11,561)             -        245,909
Depreciation and amortization               13,526        10,286         1,088              -         24,900
Total assets                             1,268,052       517,397        46,635              -      1,832,084
Goodwill                                   172,440        94,387             -              -        266,827
Capital expenditures                        41,785         6,972           274              -         49,031
=============================================================================================================

                                          Contract  Completion &
                                          Drilling    Production     Corporate  Inter-segment
THREE MONTHS ENDED MARCH 31, 2005         Services      Services       & Other   Eliminations          Total
-------------------------------------------------------------------------------------------------------------

Revenue                                 $  280,337    $  108,264    $        -     $   (5,194)    $  383,407
Operating earnings                         129,647        35,118       (11,745)             -        153,020
Depreciation and amortization               12,231         7,786         1,352              -         21,369
Total assets (1)                         1,044,238       470,510       223,389              -      1,738,137
Goodwill                                   172,440        94,387             -              -        266,827
Capital expenditures                        16,518         7,051         6,536              -         30,105
=============================================================================================================
(1) excludes assets of discontinued operations

                           PRECISION DRILLING TRUST


14


EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the first quarter ended March 31, 2006, an evaluation of the effectiveness of Precision's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by Precision's principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal quarter, Precision's disclosure controls and procedures are effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

     During the first quarter ending March 31, 2006. there were no changes in Precision's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

     It should be noted that while Precision's principal executive officer and principal financial officer believe that Precision's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.